Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information combines the historical financial position and results of operations of Fusion Fuel Green PLC, an Irish public limited company (“Fusion Fuel” or the “Company”), and Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”).

Description of the Transaction

On February 18, 2026, the Company entered into a Share Exchange Agreement, dated as of February 18, 2026, as amended on June 11, 2026 (as amended, the “RU Share Exchange Agreement”), among the Company and certain shareholders (the “RU Shareholders”) of Royal Uranium.

Pursuant to the RU Share Exchange Agreement, the RU Shareholders agreed to sell up to 100% of the issued and outstanding shares in the capital of Royal Uranium (81,881,029 common shares) to the Company in exchange for up to 3,750,018 Class A ordinary shares of the Company with nominal value $0.0035 per share (“Class A Ordinary Shares”) or pre-funded warrants to subscribe for up to such number of Class A Ordinary Shares (at an exercise price per share equal to the nominal value of the shares) in lieu of the Class A Ordinary Shares to the extent that the allotment of Class A Ordinary Shares would result in such shareholders’ beneficial ownership of shares in the Company exceeding 9.99% of the issued share capital of the Company (the “Securities Exchange”). The RU Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000.

The closing of the Securities Exchange (the “Securities Exchange Closing”) took place on July 21, 2026. The Securities Exchange resulted in Royal Uranium becoming a subsidiary of the Company.

Under each certain Mineral & Element Advisory Agreement, dated as of February 12, 2026 (collectively the “Advisory Agreements”), between the Company and each of three other parties (the “Advisors”), the RU Share Exchange Agreement constituted a Definitive Agreement (as defined in the Advisory Agreements). Pursuant the MAT Advisory Agreements and at the election of the Advisors, the Company was required to issue 95,000 Class A Ordinary Shares and customary pre-funded warrants to purchase up to an aggregate of 190,000 Class A Ordinary Shares to the Advisors. Under the Advisory Agreements, the Company will be required to issue a certain number of additional Class A Ordinary Shares or pre-funded warrants to the Advisors if certain conditions are met.

Pro Forma Accounting

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Fusion Fuel and Royal Uranium and gives effect to the Securities Exchange in the manner described below.

The Securities Exchange is considered to be a business combination accounted for under the acquisition method of accounting under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In accordance with IFRS 3 - Business Combinations, Fusion Fuel has been identified as the accounting acquirer, and Royal Uranium as the target, for accounting purposes. Consequently, the accompanying pro forma financial statements consolidate Royal Uranium into Fusion Fuel’s financial statements for the period presented.

The assets acquired and liabilities assumed have been measured at their estimated fair values at the date of the Securities Exchange. Royal Uranium’s historical financial statements as of December 31, 2025 have been audited, and for the purposes of this preliminary allocation management has concluded that the carrying values of Royal Uranium’s identifiable assets and liabilities approximate their fair values, with the excess of the consideration over those net assets recognized as goodwill. This conclusion is preliminary; formal valuation work to identify and measure separately identifiable intangible assets (and any related deferred tax effects) has not been completed. The purchase price has been allocated on a preliminary basis to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

The following unaudited condensed combined pro forma balance sheet as of December 31, 2025 gives effect to the Securities Exchange as if it had been completed as of December 31, 2025. Royal Uranium is presented as a wholly owned subsidiary of Fusion Fuel in connection with the Securities Exchange. The unaudited pro forma condensed combined statements of operations and other comprehensive loss for the year ended December 31, 2025 were prepared as if the Securities Exchange had occurred as of January 1, 2025. The pro forma information has been prepared by our management, and it may not be indicative of the results that actually would have occurred had the Securities Exchange occurred as of the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities have been acquired in connection with the Securities Exchange and may eventually be determined to be different from what has been presented herein. Certain amounts in the tables below are presented in thousands of euros and have been rounded; as a result, the totals and subtotals may not exactly equal the sum of the individual amounts presented, and any such differences are due to rounding.

The pro forma financial information should be read in conjunction with:

●	Fusion Fuel’s consolidated financial statements as of and for the fiscal year ended December 31, 2025, and the notes thereto, included with its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026; and

●	Royal Uranium’s consolidated financial statements as of and for the fiscal year ended December 31, 2025, and the notes thereto, included as Exhibit 99.5 to the Report on Form 6-K/A furnished by the Company with the SEC on July 29, 2026.

Unaudited Condensed Combined Pro Forma Balance Sheet as of December 31, 2025 (in thousands of euros (€))

	Fusion Fuel Green PLC	Royal Uranium Inc.	Pro Forma Adjustments	Pro Forma Adjustments	Consolidated Pro Forma
	€	(a) €	Acquisition (C.1.) €	Transaction Costs (C.2.) €	€

ASSETS
Non-current assets
Property, plant and equipment	1,233	-	-	-	1,233
Goodwill	6,602	-	6,446	-	13,048
Customer relationships	17,453	-	-	-	17,453
Trade names	4,069	-	-	-	4,069
Long-term deposits	255	-	-	-	255
Royalty assets	-	5,227	-	-	5,227
Exploration and evaluation asset	-	311	-	-	311
Deferred costs	-	779	-	-	779
Total non-current assets	29,612	6,317	6,446	-	42,375

Current assets
Cash and cash equivalents	575	48	-	(238)	385
Inventory	171	-	-	-	171
Prepayments and other receivables	5,047	30	-	-	5,077
Deposits and advances	520	-	-	-	520
Other current assets	114	-	-	-	114
Total current assets	6,427	78	-	(238)	6,267

Total assets	36,039	6,395	6,446	(238)	48,642

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-current liabilities
Lease liability	281	-	-	-	281
Other payables - long-term	3,067	-	-	-	3,067
Total non-current liabilities	3,348	-	-	-	3,348

Current liabilities
Trade and other payables	8,829	60	-	-	8,889
Deferred income	321	-	-	-	321
Cost accruals	1,098	-	-	-	1,098
Derivative financial instruments	181	-	-	-	181
Loans and borrowings	1,757	-	-	-	1,757
Total current liabilities	12,186	60	-	-	12,246

Total liabilities	15,534	60	-	-	15,594

Net assets	20,505	6,335	6,446	(238)	33,048

Stockholders’ Equity
Share capital - preferred	0	-	-	-	0
Share capital	9	7,879	(7,868)	-	20
Share premium	240,680	-	12,770	810	254,260
Share based payments reserve	8,492	-	-	-	8,492
Other equity reserves	6,797	-	-	-	6,797
Retained earnings	(239,816)	(1,544)	1,544	(1,048)	(240,864)
Noncontrolling interest	4,343	-	-	-	4,343
Total stockholders’ equity	20,505	6,335	6,446	(238)	33,048

Total liabilities and stockholders’ equity	36,039	6,395	6,446	(238)	48,642

(a) The financial information in this column was translated from Canadian dollars into euros at the rate of C$1.6092 to €1.00 as of December 31, 2025, derived from U.S. dollar exchange rates reported by the Board of Governors of the Federal Reserve System by multiplying the Canadian dollar/U.S. dollar rate of C$1.3712 per $1.00 by the U.S. dollar/euro rate of $1.1736 per €1.00.

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Loss for the Fiscal Year Ended December 31, 2025

(in thousands of euros (€), except share and per-share data)

	Fusion Fuel Green PLC	Royal Uranium Inc. (a)	Pro Forma Adjustment	Consolidated Pro Forma
	€	€	Transaction Costs (C.2.) €	€

Revenue	14,415	26	-	14,441
Cost of revenues	(10,240)	-	-	(10,240)
Gross profit	4,175	26	-	4,201
Total operating expenses	(12,075)	(264)	(1,048)	(13,387)
Income (loss) from operations	(7,898)	(238)	(1,048)	(9,183)
Other (income) expenses	6,836	(177)	-	6,659
Operating profit before tax	(1,062)	(415)	(1,048)	(2,525)
Corporate income tax	110	-	-	110
Net income (loss)	(952)	(415)	(1,048)	(2,414)
Other comprehensive income / (loss)	-	-	-	-
Total comprehensive income (loss)	(952)	(415)	(1,048)	(2,414)
Net loss attributable to shareholders of the Company	(1,694)	(415)	(1,048)	(3,156)
Net income attributable to non-controlling interests	742	-	-	742
Weighted-average shares (basic and diluted)	1,335,722	-	4,035,018	5,370,740
Basic and diluted loss per share (€) (b)	(1.27)	-	-	(0.59)

(a) The financial information in this column was translated from Canadian dollars into euros at the average rate of C$1.5798 to €1.00 for the year ended December 31, 2025, derived from annual average U.S. dollar exchange rates published by the Board of Governors of the Federal Reserve System/Federal Reserve Economic Data by multiplying the average Canadian dollar/U.S. dollar rate of C$1.3973 per $1.00 by the average U.S. dollar/euro rate of $1.1306 per €1.00.

(b) Pro forma basic loss per share is calculated as the pro forma net loss attributable to shareholders of the Company divided by the pro forma weighted-average number of ordinary shares outstanding. The pro forma weighted-average share count comprises the Company’s historical weighted-average ordinary shares, plus the 3,750,018 ordinary shares issuable as consideration for the Securities Exchange and 285,000 share-equivalents issued pursuant to the Advisory Agreements, each treated as outstanding from the beginning of the period presented. Royal Uranium’s historical weighted-average shares and loss per share are not presented because the pro forma per-share information is based on the Company’s ordinary shares. Diluted loss per share equals basic loss per share because the combined company is in a pro forma loss position and all potentially dilutive instruments are anti-dilutive.

A.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on Fusion Fuel and Royal Uranium’s historical consolidated financial statements as adjusted to give effect to the Securities Exchange and the shares issued or to be issued as part of the Securities Exchange.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025, gives effect to the Securities Exchange as if it had occurred as of December 31, 2025. The unaudited pro forma condensed combined statements of operations and other comprehensive loss for the year ended December 31, 2025 were prepared as if the Securities Exchange had occurred as of January 1, 2025.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are Transaction Accounting Adjustments that depict the accounting required under IFRS for the acquisition and related transactions, and no Autonomous Entity Adjustments or Management’s Adjustments are presented.

The pro forma adjustments presented in the pro forma condensed combined balance sheet and statement of operations and other comprehensive loss are described in Note (iii) - Pro Forma Adjustments.

B.	Purchase Price Allocation

Pursuant to the RU Share Exchange Agreement, the Company acquired 100% of the issued and outstanding shares of Royal Uranium (81,881,029 common shares) in exchange for up to 3,750,018 Class A Ordinary Shares of the Company (or pre-funded warrants in lieu thereof).

Royal Uranium had 69,381,029 common shares outstanding as of December 31, 2025. Subsequent to December 31, 2025, Royal Uranium issued additional common shares resulting in 81,881,029 common shares outstanding as of the date of the Securities Exchange Closing. These post-year-end issuances are not reflected as separate pro forma adjustments because they were not directly attributable to the Securities Exchange and did not materially affect the pro forma financial position or results of operations presented herein.

The RU Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000, which represents the consideration transferred for purposes of the preliminary purchase price allocation.

Upon the Securities Exchange Closing, Royal Uranium became a subsidiary of the Company. The consideration of $15,000,000 has been translated into euros at the closing exchange rate of $1.1736 to €1.00 as of December 31, 2025 (Federal Reserve H.10), giving a purchase price of approximately €12.78 million.

The purchase price was settled through the issuance of 3,750,018 Class A Ordinary Shares (or pre-funded warrants in lieu thereof for shareholders who would otherwise exceed 9.99% beneficial ownership). The shares that were issued have been recorded at nominal value of $0.0035 per share within share capital (approximately €0.011 million), with the residual consideration of approximately €12.77 million recorded as share premium.

The pro forma financial statements have been prepared on the basis of the acquisition method, in accordance with IFRS 3, whereby Royal Uranium’s historical financial results have been adjusted for the effects of fair value measurements as of the date of the Securities Exchange Closing. The acquirer has been identified as Fusion Fuel Green PLC, and the target as Royal Uranium Inc.

The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the Securities Exchange Closing. The initial accounting for the business combination is incomplete. In particular, management has not completed its valuation of Royal Uranium’s royalty assets, exploration and evaluation assets, deferred costs, assumed liabilities, or any separately identifiable intangible assets, nor the measurement of any related deferred tax balances. Pending completion of that work, the carrying amounts of Royal Uranium’s assets and liabilities have been assumed to approximate their fair values and the residual consideration has been recognized as goodwill. The amounts ultimately recognized may differ materially from these preliminary amounts; in particular, the allocation of a portion of the preliminary goodwill of approximately €6.45 million to identifiable intangible assets could give rise to additional amortization charges and deferred tax effects in future periods. Management expects to finalize the purchase price allocation within the measurement period of up to twelve months from the date of the Securities Exchange Closing, as permitted by IFRS 3.

The net assets of Royal Uranium were approximately €6.3 million as of December 31, 2025, comprising total assets of approximately €6.4 million (principally royalty assets, exploration and evaluation assets and deferred costs) and total liabilities of approximately €0.1 million. As the Securities Exchange resulted in the Company acquiring 100% of Royal Uranium, no non-controlling interest arose as a result.

The euro value of the purchase price for the Company’s acquisition of 100% of Royal Uranium was approximately €12.78 million. The excess of the purchase price over the fair value of Royal Uranium’s net assets acquired of approximately €6.34 million results in goodwill of approximately €6.45 million, which is subject to finalization of the purchase price allocation and may be reallocated to identifiable intangible assets.

See table below for further illustration.

	(in thousands) (€)
Purchase Price (a)	12,781	(1)

Less: Royal Uranium net assets acquired (b)	(6,335)

Goodwill recognized on acquisition (c) ((a) - (b))	6,446

(1)	Translated from U.S. dollars into euros at the rate of $1.1736 to €1.00, the exchange rate as of December 31, 2025 as reported by the Board of Governors of the Federal Reserve System (H.10). The consideration to be transferred consists of 3,750,018 Class A Ordinary Shares of the Company (or pre-funded warrants in lieu thereof), measured by reference to the value ascribed to Royal Uranium of $15,000,000 under the RU Share Exchange Agreement, translated to euros at the December 31, 2025 rate above. The shares to be issued are recorded at their nominal value of $0.0035 per share within share capital, with the residual recognized as share premium.

The goodwill arising from the Securities Exchange of approximately €6.45 million is presented as a pro forma adjustment in the unaudited pro forma condensed combined balance sheet, as the Securities Exchange had not closed as of December 31, 2025. The goodwill represents the excess of the consideration of approximately €12.78 million over the fair value of Royal Uranium’s net assets of approximately €6.34 million.

C.	Pro Forma Transaction Accounting Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

1.	Acquisition. Reflects the acquisition of Royal Uranium under the acquisition method. This adjustment records (i) the issuance of 3,750,018 Class A Ordinary Shares (nominal value $0.0035, or pre-funded warrants in lieu thereof) for a total consideration of approximately €12.78 million, allocated between share capital (approximately €0.011 million) and share premium (approximately €12.77 million); (ii) the recognition of goodwill of approximately €6.45 million, being the excess of the consideration over the fair value of Royal Uranium’s net assets acquired of approximately €6.34 million; and (iii) the elimination of Royal Uranium’s historical share capital and retained earnings (accumulated deficit). As the Company acquired 100% of Royal Uranium, no non-controlling interest was recognized.

2.	Transaction Costs. Reflects transaction costs directly attributable to the Securities Exchange, comprising (i) approximately €0.24 million of legal, accounting and other professional fees, which are expensed as incurred and recorded as a reduction of cash and cash equivalents with a corresponding charge to retained earnings (accumulated deficit) (under the RU Share Exchange Agreement, each party bears its own expenses); and (ii) an equity-settled advisory fee of approximately €0.81 million arising under the Advisory Agreements, pursuant to which the RU Share Exchange Agreement constitutes a Definitive Agreement. This fee comprises 95,000 Class A Ordinary Shares and pre-funded warrants to purchase up to 190,000 Class A Ordinary Shares (285,000 share-equivalents in aggregate), issued to the Advisors in lieu of cash for advisory services. Although these share-equivalents were issued in February 2026 and were not conditional on completion of the Securities Exchange, they were not reflected in the historical financial statements as of December 31, 2025, and accordingly are presented as a pro forma adjustment as the issuances were directly attributable to, and triggered by, the execution of the RU Share Exchange Agreement, which constituted a Definitive Agreement under the Advisory Agreements. The fee has been measured at the grant date fair value of the share-equivalents (based on a Class A Ordinary Share price of $3.34 at the grant date, being February 12, 2026, the effective date of the Advisory Agreements) and charged to retained earnings (accumulated deficit), with the corresponding credit allocated between share capital at nominal value of $0.0035 per share (approximately €0.001 million) and share premium (approximately €0.81 million). The Advisory Agreements also provide for the issuance of up to 135,000 additional Class A Ordinary Shares upon achievement of specified market-price milestones, consisting of 45,000 Class A Ordinary Shares upon the Company’s Class A Ordinary Shares achieving each of $5.83, $9.72 and $15.50 for at least five consecutive trading days. Management has assessed these milestone-based awards as market-condition share-based payment awards under IFRS 2 and considered the grant date fair value of the awards, including the probability-weighted effect of the specified share-price hurdles. No pro forma adjustment has been reflected for the milestone-based awards because the grant-date fair value of such awards was determined not to be material to the unaudited pro forma condensed combined financial information. The total transaction costs reflected are therefore approximately €1.05 million. These transaction costs have been determined to be non-recurring and not expected to recur beyond 12 months.

3.	Income Taxes. No incremental pro forma income tax effect has been recognized in respect of the pro forma adjustments. The historical income tax of each entity is reflected within its respective historical column. Fusion Fuel and Royal Uranium are each in a net loss position and have unrecognized deductible temporary differences and tax losses for which no deferred tax asset has been recognized, as it is not probable that future taxable profits will be available against which the losses can be utilized. The transaction costs are not expected to give rise to a current or deferred tax benefit on a pro forma basis. Accordingly, management has concluded that no income tax effect should be reflected in the unaudited pro forma condensed combined financial information.